May 31, 2012

Tina M. Payne, Esq.
Cohen & Steers Capital Management, Inc.
280 Park Avenue
New York, New York 10017

Re: Cohen & Steers Low Duration Preferred Income Fund, Inc.
        SEC File Numbers: 333-181113; 811-22707

Dear Ms. Payne:

      We have reviewed the registration statement of Cohen & Steers Low Duration Preferred Income Fund, Inc. (the "Fund") filed on May 2, 2012, on Form N-2 under the Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940 (the "1940 Act"). The Fund filed the registration statement to register common shares. We have the following comments.

Prospectus

Cover Page

      1. The chart on the cover page includes "Estimated offering expenses" as a separate line item. Please revise the chart to conform to Item 1.g of Form N-2.

      2. Please consider abridging the disclosure on the cover page to make it pithier. Item 1.2 of Form N-2 states that the cover page "may include other information if it does not, by its nature, *quantity*, or manner of presentation impede understanding of the required information." (Emphasis added).

      3. *Investment Portfolio* -- Change "Managed Assets", in the first sentence, to "net assets (plus the amount of any borrowings for investment purposes)" or, in the alternative, make a representation in your response letter that - for purposes of the 80% test - the Fund's definition of "Managed Assets" is consistent with the definition of "Assets" in Rule 35d-1(d)(2) under the 1940 Act.

Prospectus Summary

      4. The Offering, page 1 -- please inform the staff whether FINRA has approved the terms of the underwriting arrangement.

Investment Objective and Policies, Pages 1 and 2

5.   Because the Fund has "low duration" in its name, the Fund's portfolio should have an average duration of *three* years or less. An average portfolio duration of six years is more appropriately characterized as an intermediate duration. Change the Fund's name or change the Fund's portfolio duration accordingly.

6.   Because the Fund has "preferred" in its name, the Fund should have a policy of investing at least 80% of its net assets in preferred securities. Please explain in your response letter how hybrid-preferred securities, convertible securities, and fixed and floating rate corporate debt securities can be considered *preferred* securities. Hybrid-preferred securities, for example, are junior and subordinated securities which may defer payments of dividends from 18 months to five years -- features which do not seem consistent with the common understanding of what constitutes "preferred securities."

7. To assist a reader's comprehension of the concept of duration, it might be helpful to provide a simple example of how it works. For example, a portfolio with a duration of three years would decline approximately 3 percent if interest rates go up 1 percent.

8. The Fund may invest up to 100% of its Managed Assets in foreign securities. May the Fund also be 100% invested in domestic securities? Please clarify the disclosure on this point.

9. The discussion at the bottom of page 2 concerning the risks that result from the Fund's non-diversified status can be removed since the disclosure also appears on page 14 under "Additional Risk Considerations."

10. (a) The discussion concerning the Fund's concentration policy suggests that the Fund can invest more than 25% of its Managed Assets in any one of the following industries: banks, diversified financials, real estate, or insurance. Freedom of action to concentrate pursuant to management's discretion, without shareholder approval, has been considered by the staff to be prohibited by Sections 8(b)(1) and 13(a)(3) of the 1940 Act, unless the statement of investment policy clearly indicates when and under what specific conditions any changes in the concentration policy would be made. Please describe with specificity when and under what conditions any changes between concentration and non-concentration, or between industries, would be made. Please make the appropriate changes on pages 2, 5, and 20 of the prospectus and in the statement of additional information. (b) Change "Managed Assets" to "total assets" in the concentration policy. (c) The concentration policy in the prospectus is inconsistent with the concentration policy in the statement of additional information.

Primary Investment Strategies and Techniques, Pages 3 - 6

11.   *Derivatives*, Page 5 -- (a) Since the Fund may use derivative instruments, please review your disclosure in light of the observations from this Division: *Letter to the Investment Company Institute re: Derivatives-Related Disclosures by Investment Companies* (July 30, 2010) available at the Commission's website, www.sec.gov. (b) The prospectus states the Fund may enter into credit default swaps. Please clarify whether the Fund intends to *write* credit

default swaps. If the Fund intends to write credit default swaps, please highlight the risks and, in a letter to the staff, please confirm that the entire notional amount will be covered.

Summary of Fund Expenses, page 18

12. Please confirm to the staff, if applicable, that the dividend expenses associated with the future issuance of the preferred stock within one year of the effective date of this registration statement will be included in the body of the fee table.

13. Please ensure that the footnotes to the fee table will be typographically distinguishable from (and less prominent than) the fee table itself.

14. Please provide the heading "Example" for the example portion of the fee table.

USE OF LEVERAGE

15. On page 27, the prospectus states that the Fund has no current intention to issue Preferred Shares. Confirm to the staff that the Fund will not issue Preferred Shares for at least one year after completion of its initial public offering.

16. Disclose the circumstances which would cause the Fund's Board of Directors to consider issuing Preferred Shares or enter into reverse repurchase agreements.

DIVIDENDS AND DISTRIBUTIONS, pages 43 - 45

17. **Level Rate Distribution Policy, Page 44 --** The prospectus states that, at times, the Fund may return capital. Please inform us whether the Fund intends to report a distribution yield. If the Fund intends to report a distribution yield at any point prior to finalizing its tax figures, the Fund should disclose the estimated portion of the distribution yield that results from return of capital. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yield.

18. **Managed Distribution Policy, Page 44** -- Please provide the staff in your response letter the Investment Company Act Release Number and the date of the exemptive order received by the Investment Manager to implement its Managed Distribution Policy.

Statement of Additional Information ("SAI")

INVESTMENT OBJECTIVES AND POLICIES, Pages 1-20

19. Some investments, techniques, and risks described here are not mentioned in the prospectus. To the extent that the Fund intends to invest in such investments, use techniques, or has risks that might materially affect the performance of the Fund or the decision of an investor to purchase its shares, such investments, techniques, and risks should be discussed in the prospectus.

INVESTMENT RESTRICTIONS, Pages 20-21

20. (a) The SAI states, as a fundamental policy, the Fund may not "Invest more than 25% of its *Managed Assets* in securities of issuers in any one industry...." (Emphasis added.) Please change "Managed Assets" to "total assets." *See* the instruction to Item 8.2.b (2) of Form N-2. (b) See Comment 10.

MANAGEMENT OF THE FUND, Page 22

21. Please ensure that the SAI contains the disclosure required by Item 18.17 of Form N-2 regarding the experience, qualifications, and attributes of directors.

General Comments

22. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

23. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement, other than for the Managed Distribution Policy.

Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the 1933 Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and their management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the

Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please contact the undersigned at (202) 551-6961 should you have any questions regarding this letter.

Sincerely,

John Grzeskiewicz
Senior Counsel